EXHIBIT 16.1

October 10, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bluerock Enhanced Multifamily Trust, Inc. and, under the date of March 13, 2012, we reported on the consolidated financial statements of Bluerock Enhanced Multifamily Trust, Inc. as of and for the years ended December 31, 2011 and 2010. On October 3, 2012, we were dismissed. We have read Bluerock Enhanced Multifamily Trust, Inc.’s statements included under Item 4.01 of its Form 8-K dated October 10, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with the information under Item 4.01(b) and we are not in a position to agree or disagree with Bluerock Enhanced Multifamily Trust, Inc.’s statement that the change was approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG LLP